1934 Act Registration No. 1-31731

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated November 13, 2023

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Xinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

EXHIBIT INDEX

Exhibit	Description
99.1	Announcement on 2023/11/8	New appointment of Technology Senior Executive Vice President

99.2	Announcement on 2023/11/8	New appointment of Business Senior Executive Vice President and Chief Information Security Officer

99.3	Announcement on 2023/11/8	The Board resolved to subscribe NEXT COMMERCIAL BANK Co., Ltd.’s common shares via private placement

99.4	Announcement on 2023/11/8	The Company announced consolidated financial statements for the nine months ended September 30, 2023 approved by the Board of Directors

99.5	Announcement on 2023/11/10	Chunghwa Telecom announces its operating results for October 2023

99.6	Announcement on 2023/11/10	October 2023 sales

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 13, 2023

Chunghwa Telecom Co., Ltd.

By: /s/Yu-Shen Chen
Name: Yu-Shen Chen
Title: Chief Financial Officer

EXHIBIT 99.1

New appointment of Technology Senior Executive Vice President

Date of events: 2023/11/8

Contents:

1.
Type of personnel changed (please enter: spokesperson, acting spokesperson, important personnel (CEO, COO, CMO, CSO, etc.), financial officer, accounting officer, corporate governance officer, chief information security officer, research and development officer, chief internal auditor, or designated and non-designated representatives): Technology Senior Executive Vice President

2.
Date of occurrence of the change: 2023/11/08

3.
Name, title, and resume of the previous position holder: Rong-Shy Lin, Technology Senior Executive Vice President

4.
Name, title, and resume of the new position holder: Chih-Hsiung Huang, Vice President of Telecommunication Laboratories

5.
Type of the change (please enter: ”resignation”, ”position adjustment”, ”retirement”, ”death”,”new replacement” or ”dismissal”): position adjustment

6.
Reason for the change: position adjustment

7.
Effective date: 2024/01/01

8.
Any other matters that need to be specified: None

EXHIBIT 99.2

New appointment of Business Senior Executive Vice President and Chief Information Security Officer

Date of events: 2023/11/8

Contents:

1.
Type of personnel changed (please enter: spokesperson, acting spokesperson, important personnel (CEO, COO, CMO, CSO, etc.), financial officer, accounting officer, corporate governance officer, chief information security officer, research and development officer, chief internal auditor, or designated and non-designated representatives): Business Senior Executive Vice President and Chief Information Security Officer

2.
Date of occurrence of the change: 2023/11/08

3.
Name, title, and resume of the previous position holder: Li-Show Wu, Business Senior Executive Vice President and Chief Information Security Officer

4.
Name, title, and resume of the new position holder: Rong-Shy Lin, Technology Senior Executive Vice President

5.
Type of the change (please enter: ”resignation”, ”position adjustment”, ”retirement”, ”death”,”new replacement” or ”dismissal”): retirement

6.
Reason for the change: retirement

7.
Effective date: 2024/01/01

8.
Any other matters that need to be specified: None

EXHIBIT 99.3

The Board resolved to subscribe NEXT COMMERCIAL BANK Co., Ltd.’s common shares via private placement

Date of events: 2023/11/8

Contents:

1.
Name and nature of the underlying security (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g., dividend yield): Common Stock of NEXT COMMERCIAL BANK Co., Ltd.

2.
Date of occurrence of the event: 2023/11/08

3.
No., unit price, and monetary amount of the transaction:
(1)
No. of shares: No more than 155,000,000 shares
(2)
Unit Price: NT$10 per share
(3)
Monetary Amount: No more than NT$1,550,000,000

4.
Counterparty to the trade and its relationship to the company (if the trading counterparty is a natural person and not a related party of the company, its name is not required to be disclosed):
(1)
Trading counterparty: NEXT COMMERCIAL BANK Co., Ltd.
(2)
Relationship with the Company: affiliated enterprise

5.
Where the counterparty to the trade is a related party, an announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, including its relationship with the company and the trading counterparty, the price of the ownership transfer, and date of transfer:
(1)
Reason: Because NEXT COMMERCIAL BANK Co., Ltd. is an affiliated enterprise, Chunghwa Telecom is willing to subscribe NEXT COMMERCIAL BANK Co., Ltd.'s common shares via private placement by cash.
(2)
The identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer: N/A

6.
Where the owner of the underlying securities within the past five years has been a related party of the company, an announcement shall also include the dates and prices of acquisition and disposal by the related party and its relationship with the company at the time: N/A

7.
Matters related to the creditor’s rights currently being disposed of (including type of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights over a related party, the name of the related party and the book amount of such creditor’s rights currently being disposed of must also be announced): N/A

8.
Profit (or loss) from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): N/A

9.
Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: Capital contributions will be made in accordance with the capital call notices.

10.
The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making unit: By the resolution of the Board of Directors.

11.
Net worth per share of company of the underlying securities acquired or disposed of: NT$7.2

12.
The discrepancy between the reference price of private placement company and the transaction amount per share is 20 percent or more: Yes. The discrepancy is more than 20 percent.

13.
Current cumulative no., amount, and shareholding ratio of the securities being traded (including the current transaction) as of the date of occurrence and status of any restriction of rights (e.g.,pledges):
(1)
Cumulative no. of shares held: No more than 463,258,300 shares
(2)
Monetary amount: No more than NT$4,632,583,000
(3)
Shareholding percentage: No more than 46.33% (considering the upcoming capital reduction and private placement shares)
(4)
Status of any restriction of rights: None

14.
Privately placed securities (including the current transaction) as a percentage of total assets of the company and shareholder’s equity of the parent company on the latest financial statements, and the operating capital on the latest financial statements as of the date of occurrence:
(1)
Percentage of total assets: No more than 0.31%
(2)
Percentage of shareholder’s equity of the parent company: No more than 0.42%
(3)
Operating capital: NT$15.107 billion

15.
Broker and broker's fee: N/A

16.
Concrete purpose or use of the acquisition or disposition: Long-term equity investments

17.
Whether the directors expressed any objection to the present transaction: No

18.
Whether the trading counterparty is a related party: Yes

19.
Date of approval by board of directors: 2023/11/08

20.
Recognition date by supervisors or approval date by audit committee: 2023/10/19

21.
Whether the CPA issued an opinion on the unreasonableness of the current transaction: No

22.
Name of the CPA firm: Crowe (TW) CPAs

23.
Name of the CPA: WU, MENG-TA

24.
License no.of the CPA: Taiwan Finance Certificate(6)No.3622

25.
Any other matters that need to be specified:

Net worth per share of the underlying securities acquired, considering the upcoming capital reduction resolved on NEXT COMMERCIAL BANK Co., Ltd.’s Extraordinary General Meeting is NT$9.58.

EXHIBIT 99.4

The Company announced consolidated financial statements for the nine months ended September 30, 2023 approved by the Board of Directors

Date of events: 2023/11/8

Contents:

1.
Date of submission to the board of directors or approval by the board of directors: 2023/11/08

2.
Date of approval by the audit committee: 2023/11/06

3.
Start and end dates of financial reports or annual self-assessed financial information of the reporting period (XXXX/XX/XX~XXXX/XX/XX): 2023/01/01~2023/09/30

4.
Operating revenue accumulated from 1/1 to end of the period (thousand NTD): 161,332,502

5.
Gross profit (loss) from operations accumulated from 1/1 to end of the period (thousand NTD): 60,784,313

6.
Net operating income (loss) accumulated from 1/1 to end of the period (thousand NTD): 35,898,851

7.
Profit (loss) before tax accumulated from 1/1 to end of the period (thousand NTD): 36,557,134

8.
Profit (loss) accumulated from 1/1 to end of the period (thousand NTD): 29,459,209

9.
Profit (loss) during the period attributable to owners of parent accumulated from 1/1 to end of the period (thousand NTD): 28,659,133

10.
Basic earnings (loss) per share accumulated from 1/1 to end of the period (NTD): 3.69

11.
Total assets end of the period (thousand NTD): 512,202,657

12.
Total liabilities end of the period (thousand NTD): 125,853,100

13.
Equity attributable to owners of parent end of the period (thousand NTD): 374,023,397

14.
Any other matters that need to be specified: None

EXHIBIT 99.5

Chunghwa Telecom announces its operating results for October 2023

Date of events: 2023/11/10

Contents:

1.
Date of occurrence of the event: 2023/11/10

2.
Company name: Chunghwa Telecom Co., Ltd.

3.
Relationship to the Company (please enter "head office" or "subsidiaries"): Head office

4.
Reciprocal shareholding ratios: N/A

5.
Cause of occurrence:

Chunghwa Telecom announced its unaudited operating results on a consolidated basis for October 2023:

The Company’s revenue was approximately NT$19.44 billion, income from operation was approximately NT$3.87 billion, net income attributable to stockholders of the parent was approximately NT$3.11 billion, EBITDA was approximately NT$7.19 billion and earnings per share was NT$0.40 for October 2023.

The Company’s revenue was approximately NT$180.78 billion, income from operation was approximately NT$39.77 billion, net income attributable to stockholders of the parent was approximately NT$31.77 billion, EBITDA was approximately NT$72.82 billion and earnings per share was NT$4.10 for the ten months ended October 31, 2023.

6.
Countermeasures: None

7.
Any other matters that need to be specified: None

EXHIBIT 99.6

Chunghwa Telecom

November 10, 2023

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of October 2023.

1) Sales volume (NT$ Thousand)

Period	Items	2023	2022	Changes	%
Oct.	Net sales	19,444,350	19,230,091	(+) 214,259	(+)1.11%
Jan.-Oct.	Net sales	180,776,852	176,468,351	(+)4,308,501	(+)2.44%

2) Funds lent to other parties (NT$ thousand)

Lending Company	Current Month	Last Month	Specified Amount
Parent Company	0	0	0
Subsidiaries	0	0	0

3) Endorsements and guarantees (NT$ thousand)

Guarantor	Increase (Decrease)	Accumulated	Limited Amount
Parent Company	0	0	0
Subsidiaries	0	500,000	3,153,064

4) Financial derivative transactions accumulated from January to the reporting month (NT$ thousand)

a-1 Non-trading purpose (that does not meet the criteria for hedge accounting)

		Forward Contract
Margins Paid		0
Premiums Received (Paid)		0

Outstanding Position	Total amount of contract	271,194
	Fair Value	2,554
	The amount of unrealized gain(loss) recognized this year	-959

Settled Position	Total amount of contract	578,313
	The amount of realized gain(loss) recognized this year	19,090

a-2 Non-trading purpose (that meets the criteria for hedge accounting)

		Forward Contract
Margins Paid		0
Premiums Received (Paid)		0

Outstanding Position	Total amount of contract	239,060
	Fair Value	1,912
	The amount of unrealized gain(loss) recognized this year	-10,979

Settled Position	Total amount of contract	1,369,387
	The amount of realized gain(loss) recognized this year	35,089

b Trading purpose : None